Kevin W. Helbing
Interim Principal Financial Officer
United Fire Group, Inc.
118 Second Avenue SE
Cedar Rapids, IA 52401

(800) 553-7937
(319) 286-2512 (fax)
khelbing@unitedfiregroup.com

May 15, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:    United Fire Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34257
Dear Mr. Rosenberg:
This letter is submitted on behalf of United Fire Group, Inc. (the “Company”) in response to the comments set forth in your letter dated May 4, 2015 to Randy Ramlo, Chief Executive Officer, Director and Principal Executive Officer of the Company, with respect to the above filing.
For your convenience, the Staff's comments have been repeated below in their entirety in bold typeface, with the Company's response to a particular comment set out immediately underneath it. The Company believes that the following information responds fully and completely to each of the comments in your May 4, 2015 correspondence.

May 15, 2015

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Principles of Consolidation, page 84

1.
Please provide us proposed revised disclosure that clarifies whether you consolidate United Fire Lloyds, a Texas Lloyds plan. If you do not, please separately tell us why not and reference for us the authoritative literature you rely upon to support your position.

We consolidate United Fire Lloyds, a Texas Lloyds plan in our consolidated financial statements. In future Form 10-K filings, we will update our Principles of Consolidation disclosure to include United Fire Lloyds, as follows:
Principles of Consolidation
The accompanying Consolidated Financial Statements include United Fire and its wholly owned subsidiaries: United Fire & Casualty Company, United Real Estate Holdings Company, LLC, United Life Insurance Company ("United Life"), Addison Insurance Company, American Indemnity Financial Corporation, Lafayette Insurance Company, United Fire & Indemnity Company, United Fire Lloyds, Texas General Indemnity Company (currently in run-off) and Mercer Insurance Group, Inc., Financial Pacific Insurance Company, Financial Pacific Insurance Group, Inc., Franklin Insurance Company, Mercer Insurance Company, and Mercer Insurance Company of New Jersey, Inc.

Note 3. Fair Value of Financial Instruments, page 99

2.
Please tell us what consideration you gave to ASC 320-10-50-1B and ASC 820-10-50-2B regarding "major security types" and "classes" in not further disaggregating your states, municipalities and political subdivisions fixed maturity securities herein and in Note 2.

We did give consideration to ASC 320-10-50-1B and ASC 820-10-50-2B regarding the aggregation of major security types. We also gave consideration to ASC 942-320-50-2 which details the disclosure requirements financial institutions should consider for each major security type. Our disclosures aggregate our fixed maturity securities by similar characteristics, business sector, security type, nature and risk of each classification of securities. We also considered geographic concentration and credit quality but given the high credit quality of our portfolio and diversified nature and geographic concentration we believe further aggregation would not provide any additional useful information for readers of the financial statements and notes to the financial statements. While we believe our current disclosures are in compliance with ASC 320-10-50-1B and ASC 820-10-50-2B, with appropriate consideration given to each classification, we have concluded that further disaggregation of our states, municipalities and political subdivisions fixed maturity securities on a prospective basis will enhance our disclosures.
In future periodic filings, we will update the fair value of financial instruments tables and the investment tables contained in Note 2 and Note 3 by further disaggregating our states, municipalities and political subdivisions fixed maturity securities by type of fixed maturity security and by geographic concentration which presents the diversification of our investments in this category of fixed maturity securities. We believe geographic concentration for this classification of securities is the most relevant level of disaggregation within this category given the variety of geographical risks associated with state, municipalities and political subdivisions fixed maturity securities. Further disaggregation by state would not provide any additional useful information for readers of the financial statements and notes to

May 15, 2015

the financial statements. Set forth below is an example of the updated disclosure in Note 3 based on investments as of December 31, 2014:

		Fair Value Measurements
Description	December 31, 2014	Level 1	Level 2	Level 3
AVAILABLE-FOR-SALE
Fixed maturities
Bonds
U.S. Treasury	$25,972	$—	$25,972	$—
U.S. government agency	351,672	—	351,672	—
States, municipalities and political subdivisions
General obligations:
Midwest	185,920	—	185,920	—
Northeast	61,154	—	61,154	—
South	126,220	—	126,220	—
West	78,433	—	78,433	—
Special revenue:
Midwest	131,402	—	130,883	519
Northeast	12,631	—	12,631	—
South	111,222	—	111,222	—
West	71,303	—	71,303	—
Foreign bonds	140,173	—	140,173	—
Public utilities	212,357	—	212,357	—
Corporate bonds
Energy	137,133	—	137,133	—
Industrials	215,475	—	215,475	—
Consumer goods and services	177,001	—	175,682	1,319
Health care	89,035	—	89,035	—
Technology, media and telecommunications	134,529	—	134,529	—
Financial services	223,582	—	212,589	10,993
Mortgage-backed securities	17,558	—	17,558	—
Collateralized mortgage obligations	337,289	—	337,289	—
Asset-backed securities	3,018	—	1,406	1,612
Total Available-For-Sale Fixed Maturities	$2,843,079	$—	$2,828,636	$14,443
Equity securities
Common stocks
Public utilities	$20,290	$20,290	$—	$—
Energy	13,717	13,717	—	—
Industrials	45,459	45,458	1	—
Consumer goods and services	23,314	23,314	—	—
Health care	30,356	30,356	—	—
Technology, media and telecommunications	13,995	13,995	—	—
Financial services	93,663	89,719	72	3,872
Nonredeemable preferred stocks	5,049	558	4,491	—

May 15, 2015

Total Available-for-Sale Equity Securities	$245,843	$237,407	$4,564	$3,872
Total Available-for-Sale Securities	$3,088,922	$237,407	$2,833,200	$18,315
TRADING
Fixed maturities
Bonds
Corporate bonds
Industrials	3,352	—	3,352	—
Health care	2,425	—	2,425	—
Technology, media and telecommunications	338	—	338	—
Financial services	5,997	—	5,997	—
Redeemable preferred stocks	4,750	4,750	—	—
Equity securities
Energy	411	411
Consumer goods and services	1,034	1,034	—	—
Health care	327	327	—	—
Technology, media and telecommunications	411	411	—	—
Nonredeemable preferred stocks	1,883	1,883	—	—
Total Trading Securities	$20,928	$8,816	$12,112	$—
Short-Term Investments	$175	$175	$—	$—
Money Market Accounts	$28,095	$28,095	$—	$—
Total Assets Measured at Fair Value	$3,138,120	$274,493	$2,845,312	$18,315

3. You indicate that the fair value of securities that are categorized as Level 2 is determined by management after reviewing non-binding fair value quotes obtained from independent pricing services and brokers. It is not clear what valuation technique and inputs you used. Please provide us, for each "class" (refer to comment 2) of Level 2 fixed maturity securities identified on page 102, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

The Company holds a high credit quality and diversified portfolio of relatively liquid fixed maturity securities, the majority of which are valued primarily using observable inputs and as such are categorized in Level 2 of the fair value hierarchy. The securities categorized as Level 2 are primarily public issuances.
In future periodic filings, we will enhance our disclosures to include the following information on valuation techniques for our fair value securities:
We use a market-based approach for valuing all of our Level 2 securities except for our mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, and submit them primarily to a third party valuation service provider. Any of these securities not valued by this service provider are submitted to a second third party valuation service provider. Both service providers use a market approach to find pricing of similar financial instruments. The market inputs our service providers normally seek to value our securities include the following, listed in approximate order of priority: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark

May 15, 2015

securities, bids, offers, and reference data including market research publications. The method and inputs for these securities classified as Level 2 are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. For our mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, our service providers use additional market inputs to value these securities, including the following: new issue data, periodic payment information, monthly payment information, collateral performance and real estate analysis from third parties. Our service providers prioritize inputs based on market conditions, and not all inputs listed are available for use in the evaluation process for each security evaluation on any given day.
We validate the prices obtained from independent pricing services and brokers prior to their use for reporting purposes by evaluating their reasonableness on a monthly basis. Our validation process includes a review for unusual fluctuations. Unusual fluctuations outside of our expectations are independently corroborated with secondary third party sources that use similar valuation techniques as discussed above. In addition, we also randomly select securities and independently corroborate the valuations obtained from our third party valuation service providers.
In connection with Management's responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 286-2533.

Sincerely,

UNITED FIRE GROUP, INC.

/s/ Kevin W. Helbing
Kevin W. Helbing, Interim Principal Financial Officer